Exhibit 99.1


                                 ELSCINT LIMITED
                                 13 Mozes Street
                             Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

Dear Shareholder,

      You are cordially invited to attend the Annual General Meeting of Shareholders of Elscint Limited (the "Company") to be held at 11:00 a.m., Israel time, on Wednesday, March 23, 2005, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel.

      The purposes of the meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

      For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote "FOR" proposals 1 through 3 as specified on the enclosed form of proxy.

      We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 48 hours before the meeting.

      Thank you for your continued cooperation.


                                  Very truly yours,

                                  Abraham (Rami) Goren
                                  Executive Chairman of the Board of Directors


Tel-Aviv, Israel
February 24, 2005

--------------------------------------------------------------------------------
AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.
--------------------------------------------------------------------------------


                                 ELSCINT LIMITED
                                 13 Mozes Street
                             Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

                        NOTICE OF ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS


      Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elscint Limited (the "Company") will be held at 11:00 a.m., Israel time, on Wednesday, March 23, 2005, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel for the following purposes:

      1. To re-elect the Company's current five (5) directors to serve on the Company's board of directors ("Board of Directors");

      2. To ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ended December 31, 2004 and the authorization of the Board of Directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

      3. To approve the purchase by the Company of insurance policies for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries.

      In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2003.

      Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

      Only shareholders of record at the close of business on February 23, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

      Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold the Company's ordinary shares (the "Shares") in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

      Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders.

                                    By Order of the Board of Directors,

                                    MARC LAVINE
                                    Corporate Secretary
Tel-Aviv, Israel
February 24, 2005

                                 ELSCINT LIMITED
                                 13 Mozes Street
                             Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

                                 PROXY STATEMENT

      This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.05 nominal value (the "Shares"), of Elscint Limited (the "Company") in connection with the solicitation of proxies by the management and board of directors (the "Board of Directors") of the Company for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 11:00 a.m., Israel time, on Wednesday, March 23, 2005, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel, and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

      At the Meeting, the shareholders will be asked to consider and vote on the following matters:

      1. To re-elect the Company's current five (5) directors to serve on the Company's Board of Directors;

      2. To ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ended December 31, 2004 and the authorization of the Board of Directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

      3. To approve the purchase by the Company of insurance policies for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries. In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2003.

      In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2003.

      Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

      The approval of each of Proposals 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

      Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding Shares, will constitute a quorum at the Meeting. If within a half hour after the time appointed for the holding of the Meeting no quorum is present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders, and at such adjourned meeting, the business for which the Meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, not less than 26% of the issued and outstanding Shares, are present or represented.

         VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME"

      Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. A shareholder may revoke his or her proxy at any time before the effective exercise thereof by returning a later-dated proxy card or by voting his or her Shares in person at the Meeting if such shareholder is the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing his or her Shares).

      Note for shareholders in street name

      Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

      Proxies for use at the Meeting will be solicited by the management of the Company and the Board of Directors. Proxies will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

                      OUTSTANDING SHARES AND VOTING RIGHTS

      The Company had 16,835,220 Shares outstanding as of February 20, 2005(1). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.


--------------------------
(1) Such number excludes 657,923 Shares held by the Company.

            BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

      The following table sets forth, as of February 20, 2005, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

--------------------------------------------------------------------------------
        Name and Address                           Number of         Percent of
                                                    Shares             Shares
                                                 beneficially       Beneficially
                                                     owned             Owned
--------------------------------------------------------------------------------
Elbit Medical Holdings Ltd. (1)                    10,269,784          61.00%
13 Mozes Street
Tel Aviv, Israel
--------------------------------------------------------------------------------
Fidelity Management & Research Co. (2)              1,430,800           8.50%
82 Devonshire Street
Boston, MA 02109-3614
--------------------------------------------------------------------------------
Leumi Pia Trust Company Management Co. Ltd. (3)     1,017,227           6.04%
31-33 Montefiore Street
Tel Aviv, Israel
--------------------------------------------------------------------------------
All directors and officers of the Company as a        390,000           2.32%
group (9 persons) (4)
--------------------------------------------------------------------------------

----------------------
(1) Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of Elbit Medical Imaging Ltd. ("EMI"), an Israeli public company whose shares are listed on the Nasdaq National Market and on the Tel Aviv Stock Exchange ("TASE"). As of February 20, 2005, Control Centers Ltd., a private Israeli company, held (through its wholly-owned subsidiary, Europe-Israel (M.M.S.) Ltd.) approximately 54.42% of the issued and outstanding share capital of EMI (approximately 53.55% on a fully diluted basis). Control Centers is engaged, through its direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, the hi-tech industry and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

(2) The amount and nature of beneficial ownership of these Shares is based solely on a Schedule 13-G filed on February 14, 2003 by Fidelity Management and Research Co.

(3) The amount and nature of beneficial ownership of these Shares is based solely on information provided to the Company by Leumi Pia Trust Company Management Co. as of February 20, 2005.

(4) Includes (i) 365,000 Shares underlying currently exercisable Shares granted under the Company's employees, directors and officers incentive plan adopted by the Company's shareholders on October 18, 2001; and (ii) 25,000 Options granted to two of the Company's directors pursuant to the Company's employees, directors and officers incentive plan adopted by the Company's shareholders on December 30, 2003, which are currently exercisable or exercisable within 60 days as of February 24, 2005, and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

                                 PROPOSAL NO. 1
                                 --------------

                            RE-ELECTION OF DIRECTORS

      At the Meeting, five (5) persons are to be re-elected as directors of the Company. The nominees, if re-elected, together with the two (2) serving external directors, will constitute the entire Board of Directors. Each of the elected directors will hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. Unless otherwise instructed, all proxies will be voted FOR re-election of the five (5) nominees listed below as directors of the Company.

      The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

      In the event that any of the nominees is not able to serve as a director under the articles of association of the Company, the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

      The table below sets forth the names of the nominees for election to the Board of Directors and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of February 20, 2005:

================================================================================
                            YEAR
                            FIRST          PRINCIPAL                BENEFICIAL
                            BECAME       OCCUPATION OR              OWNERSHIP
        NOMINEES           DIRECTOR        EMPLOYMENT               OF SHARES*
================================================================================
Abraham (Rami) Goren(1)      1999     Executive Chairman of the       90,000
                                      Board of Directors
--------------------------------------------------------------------------------
Rachel Lavine(3)             1999     President of the Company       100,000
                                      and director
--------------------------------------------------------------------------------
Shimon Yitzhaki(3)           1999     President of Elbit Medical      50,000
                                      Imaging Ltd.
--------------------------------------------------------------------------------
Shlomo Ben Eliyahu           2002     Consultant                      12,500
--------------------------------------------------------------------------------
Shmuel Peretz(2) (3)         2003     Consultant                      12,500
================================================================================

================================================================================
    SERVING EXTERNAL      YEAR FIRST     PRINCIPAL OCCUPATION       BENEFICIAL
       DIRECTORS            BECAME           OR EMPLOYMENT          OWNERSHIP
                           DIRECTOR                                 OF SHARES*
================================================================================
Moshe Lion(1) (2) (3)        2000     Senior partner of an           25,000
                                      accounting firm in Israel
                                      and Chairman of the
                                      Provident Fund Investment
                                      Committee of Bank Tefahot
--------------------------------------------------------------------------------
Benny Gal (1) (2)            2000     Controlling shareholder        25,000
                                      and manager of Gal-BSD
                                      Advertising Ltd.
================================================================================

(1)   Member of the Donation Committee
(2)   Member of the Audit Committee
(3)   Member of the Balance Sheet Committee

* The beneficial ownership column represents Shares and options exercisable into Shares granted under the Company's two employees, directors and officers incentive plans, with respect to which the beneficial ownership has vested as of the date hereof.

      Abraham (Rami) Goren was appointed as Executive Chairman of our board of directors as of July 1, 1999. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City. Mr. Goren also serves as a member of the board of directors of Excellence Nessuah Ltd., a brokerage house which is a member firm on the TASE. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

      Rachel Lavine was appointed President and a member of our board of directors in May 1999. Since March 1998, she has also served as Vice President of Europe-Israel, and from 1994 to 1998 Ms. Lavine served as Chief Financial Officer of Control Centers. Ms. Lavine holds a Bachelor of Arts degree in accounting from the College for Management in Tel Aviv, and is a certified public accountant. Ms. Lavine is married to Marc Lavine, the Company's General Counsel and Corporate Secretary.

      Shimon Yitzhaki was appointed a member of our board of directors in May 1999. In May 1999 he was also appointed President of Elbit Medical Imaging Ltd. ("EMI"). Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in Accounting from Bar Ilan University, and is a certified public accountant.

      Moshe Lion was appointed a member of our board of directors in October 2000. Mr. Lion is a senior partner of an accounting firm in Israel and chairman of Israel Railways and of the Provident Fund Investment Committee of Bank Tefahot, an Israeli bank. From December 1997 to July 1999 Mr. Lion was Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997 he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master's Degree in Law (LL.M.) from Bar Ilan University.

      Benny Gal was appointed a member of our board of directors in October 2000. Mr. Gal is the owner and manager of Gal-BSD Advertising Ltd., a firm engaged in the advertising field. Mr. Gal holds a business management degree from the College for Management in Tel Aviv and is a graduate of the Marketing and Advertising School of the Advertisers Association in Israel. Mr. Gal is also a graduate of the Corporation Senior Directors training course of the Business Management Faculty in Tel-Aviv University.

      Shlomo Ben Eliyahu was appointed a member of our board of directors in March 2002. Mr. Ben Eliyahu serves as general director of the Settlement Division of the World Zionist Organization as well as the chairman of the board of directors of the East Jerusalem Development Ltd. Mr. Ben Eliyahu is also a member of the Israel Lands Council. During 2001, Mr. Ben Eliyahu served as a general director of the Israel Land Administration, and from 1999 to 2001 Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Construction and Housing. Prior to that, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

      Shmuel Peretz was appointed a member of our board of directors in March 2003. Between 1997 and 2002, Mr. Peretz served as the president of the Israel Aircraft Industries European division. Between 1991 and 1996, Mr. Peretz served as vice president (finance) of the Israel Aircraft Industries. Between 1980-2002 Mr. Peretz served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc. SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Peretz holds a Bachelor of Arts degree in economics and political science from the Hebrew University in Jerusalem, as well as a masters of business administration degree from the New York Institution of Technology.

Alternate Directors

      Subject to the Companies Law, the articles of association of the Company provide that any director may appoint, by a written notice to the Company, another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director. Pursuant to the articles of association of the Company, any alternate director may exercise all powers and privileges of the director who appointed him at any meeting, which he attends in place of such appointing director. According to the articles of association of the Company, alternate directors are not entitled to receive any remuneration from the Company. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

      The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies
Law) to one or more committees of the Board of Directors, as it deems appropriate.

      The Company's current external directors, Messrs. Moshe Lion and Benny Gal, will continue to serve as external directors until the expiration of their three-year term on October 1, 2006 (in accordance with applicable law).

      It is proposed that the following resolution be adopted at the Meeting:

------------------------------------------------------------------------------
"RESOLVED, that the re-election of Messrs. Goren, Yitzhaki, Ben-Eliyahu and Peretz and Ms. Lavine as directors of the Company, as presented to the Company's shareholders, be, and same hereby is, approved."
------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                 PROPOSAL NO. 2
                                 --------------

    RATIFICATION OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND THE AUTHORIZATION OF
   THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE
              OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

      The Audit Committee and Board of Directors propose that shareholders approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2004 and authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year. Such auditors have served as the Company's auditors since December 2003, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

      It is proposed that the following resolution be adopted at the Meeting:

      -------------------------------------------------------------------------
      "RESOLVED, that the appointment of Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2004 be, and the same hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company for such fiscal year."
      -------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

                                 PROPOSAL NO. 3
                                 --------------


     APPROVAL OF THE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE COVERAGE OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING AS
               DIRECTORS OR OFFICERS OF THE COMPANY'S SUBSIDIARIES

      Following the approval by the Company's Audit Committee and Board of Directors, it is proposed that the purchase of a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2004 and ending on October 31, 2005, be approved. Such policy would cover a total liability of $40 million per occurrence and per the duration of the policy which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") (the indirect parent company of the Company) and companies controlled by it. The premium paid by the Company with respect to this insurance policy was approximately $196,000, representing its share of the total premium of $589,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2004 and ending on October 31, 2005 without any retroactive limitation and subject to the terms of the policy.

      It is proposed that the following resolution be adopted at the Meeting:

      --------------------------------------------------------------------------
      "RESOLVED, that the Company's purchase of an insurance policy covering insurance of directors' and officers' liability, including as directors or officers of the Company's subsidiaries, and the terms of such policy, as presented to the shareholders, be, and same hereby is, approved."
      --------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

      In addition to the foregoing proposals, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2003.


                                 OTHER BUSINESS

      The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not your expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope so that it is received by the Company not later than 48 hours before the Meeting.

                                    By Order of the Board of Directors,

                                    ABRAHAM (RAMI) GOREN
                                    Executive chairman of the Board of Directors

                                    RACHEL LAVINE
                                    President


February 24, 2005